Exhibit 99.2

FIRST AMENDMENT TO

THE MACERICH COMPANY

EMPLOYEE STOCK PURCHASE PLAN

Whereas, The Macerich Company (the “Company”) has established and maintains The Macerich Company Employee Stock Purchase Plan, originally effective April 1, 2003, amended and restated effective June 1, 2021 (the “Plan”);

Whereas, Section 19(d) of the Plan provides for the amendment of the Plan by the Board of Directors (the “Board”);

Whereas, the Board deems it advisable to amend the Plan to increase the aggregate number of shares of Common Stock (as defined in the Plan) of the Company that may be delivered pursuant to Options (as defined in the Plan) granted under the Plan since the inception of the Plan in 2003, as adjusted under the terms of the Plan, to a total of 1,791,117;

Now, Therefore, the Plan is hereby amended, subject to stockholder approval, effective May 30, 2024 as follows:

The final sentence of Section 4(a) is hereby amended in its entirety to read as follows:

The maximum number of shares of Common Stock that may be delivered pursuant to Options granted under this Plan from the inception of the Plan is one million, seven hundred ninety one thousand, one hundred and seventeen (1,791,117) shares, subject to adjustments pursuant to Section 17.

Except as amended herein, all other provisions of the Plan shall continue in full force and effect.